Uranium
Participation
Corporation



Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com



09047141

October 8, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 **(SEC File No. 82-35023)**

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated October 7, 2009

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext. 235.

Very truly yours,

URANIUM PARTICIPATION CORPORATION



By:
Andre Desautels
Corporate Secretary

Enclosures



Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE SIX MONTHS ENDED AUGUST 31, 2009

TORONTO, October 7, 2009 -- Uranium Participation Corporation ("Uranium Corp.") reports results for the six months ended August 31, 2009. All amounts are in Canadian currency unless otherwise noted.

Net assets from operations decreased $63.0 million for the six months ended August 31, 2009. This resulted from $71.5 million in unrealized losses incurred due to the decline in value of Uranium Corp's uranium investments, offset by $8.9 million in income tax recoveries. Additionally, Uranium Corp earned $1.9 million in income from the lending of its uranium investments, and incurred $0.5 million in foreign exchange gains.

This compares to a decrease in net assets from operations of $24.1 million for the six months ended August 31, 2008 resulting from $26.8 million in unrealized losses on uranium investments, $4.4 million in income tax recoveries, and $1.1 million in foreign exchange losses.

Net asset value increased from $541.4 million at February 28, 2009 to $578.6 million at August 31, 2009 with net asset value per common share decreasing from $7.49 to $6.75 over the six month period.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2009

DISCLOSURE

This Interim Management Report of Fund Performance contains financial highlights but does not contain either interim or annual consolidated financial statements of Uranium Participation Corporation ("Uranium Corp"). You can get a copy of the interim or annual consolidated financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Interim Management Report of Fund Performance is current as of October 7, 2009. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Interim Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the Company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. For a list of the principal risks of an investment in Uranium Corp, please refer to the "RISK FACTORS" section of the Company's annual management report of fund performance dated February 28, 2009.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per common share decreased from $7.49 per share at February 28, 2009 to $6.75 at August 31, 2009 representing a basic net asset value loss of 9.9%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 33.8%.

Uranium Corp's net assets at August 31, 2009 were $578,613,000 representing a 6.9% increase from the net assets of $541,397,000 at February 28, 2009. Of the net asset value increase of $37,216,000 over the period, $100,265,000 was attributable to the after-tax net proceeds of additional equity issues, offset by decrease of $63,049,000 from investment operation performance.

Equity Financing

In May 2009, Uranium Corp issued 13,368,750 shares at $7.75 per share for total gross proceeds of $103,608,000. As at August 31, 2009, Uranium Corp had 85,697,341 common shares issued and outstanding.

Since inception, Uranium Corp has raised gross proceeds of $647,047,000 through common share and equity unit financings, with an additional $31,202,000 received through warrant exercises. Uranium Corp invested or committed to invest (refer to Recent Developments section) $608,570,000 or 89.7% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the period, Uranium Corp increased its U_3O_8 holdings by 100,000 pounds, raising its total holdings to 5,525,000 pounds at August 31, 2009. The total cost of this investment was $267,566,000 or $48.43 per pound. The fair value of this investment at August 31, 2009 was $278,726,000 or $50.45 [(1)] per pound, representing an increase of 4.2%. On a U.S dollar basis, the fair value of this investment has increased by 6.0%.

During the period, Uranium Corp increased its UF_6 holdings by 350,000 KgU, raising its total holdings to 1,842,230 KgU at August 31, 2009. The total cost of this investment was $324,177,000 or $175.97 per KgU. The fair value of this investment at August 31, 2009 was $256,587,000 or $139.28 [(1)] per KgU, representing a decrease of 20.8%. On a U.S dollar basis, the fair value of this investment has decreased by 21.3%.

Uranium Corp has loaned 500,000 KgU of UF_6 to a producer, subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral is held in the form of an irrevocable letter of credit from a major financial institution that is subject to adjustment on an annual basis. As at August 31, 2009, the market value of investments lent was $69,640,000 with collateral held of $93,075,000. This lending arrangement is due to expire on December 31, 2009 and the title to the UF_6 will be returned on that date.

(1) Reflects spot prices published by Ux Consulting Company, LLC on August 31, 2009 of US$46.00 per pound for U_3O_8 and US$127.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0967.

Investment Performance

Investment operation results declined by $63,049,000 in the six months ended August 31, 2009, largely due to unrealized losses on uranium investments of $71,527,000, net of tax recovery movements of $8,860,000.

Unrealized losses on investments reflects the significant weakening of the U.S. dollar from a foreign exchange rate of 1.2707 at February 28, 2009 to 1.0967 at August 31, 2009. U_3O_8 and UF_6 spot prices have remained relatively stable as reported by the Ux Consulting Company, LLC ("UxCo"). U_3O_8 spot prices increased slightly from US$45.00 per pound at February 28, 2009 to US$46.00 per pound at August 31, 2009 and UF_6 spot prices increased from US$126.00 per KgU at February 28, 2009 to US$127.00 per KgU at August 31, 2009.

Uranium Corp is not a mutual fund trust. As a result, it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to

public corporations. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. Currently, Uranium Corp accrues future income taxes payable and receivable based on the unrealized gains and losses on investments. Future tax assets are realized to the extent that they are more likely than not to be recoverable from future taxable income. The effective tax rate for the six months ended August 31, 2009 is approximately 12.3% compared to 15.5% for prior year's comparable period. The reduction in the effective tax rate is largely due to an increase in the proportion of Uranium Corp's earnings being tax effected in lower tax jurisdictions, via Uranium Corp's wholly owned subsidiary, Uranium Participation Cyprus Limited.

RECENT DEVELOPMENTS

On September 30, 2009, Uranium Corp purchased 120,000 KgU as UF_6, for US$15,600,000, funded from cash on hand.

As reported by UxCo as at October 5, 2009, the spot price of U_3O_8 has declined to US$43.50 per pound from US$46.00 per pound on August 31, 2009 a decrease of 5.4% while the value of UF_6 has declined to US$119.91[1] per KgU from US$127.00 per KgU on August 31, 2009, a decrease of 5.6%.

[1] UF_6 value is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at the market price at the time of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager during the six months ended:

(in thousands)	August 31, 2009	August 31, 2008
Fees incurred with the Manager:		
Management fees	$ 764	$ 805
Equity financing fees [1]	200	200
Transaction fees – uranium purchase commissions	866	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	3	–
Total fees incurred with the Manager	$ 1,861	$ 2,288

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at August 31, 2009, accounts payable and accrued liabilities included $159,000 due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance of the net asset value attributable to common shares ("Net Asset Value Return") and the past performance of the share price ("Market Value Return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net Asset Value Return is the best representation of the performance of Uranium Corp while Market Value Return is the best representation of the return to a shareholder of Uranium Corp.

Year by Year Returns

The table below shows the annual performance and the interim performance, in Net Asset Value Return and Market Value Return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial period.

	August 2009 [1]	February 2009 [2]	February 2008 [2]	February 2007 [2]	February 2006 [3]
Net Asset Value Return (Loss) – basic	(9.9%)	(16.4%)	(25.0%)	110.0%	18.3%
Net Asset Value Return (Loss) – diluted	(9.9%)	(16.4%)	(21.6%)	100.9%	18.3%
Market Value Return (Loss)	7.4%	(47.6%)	(18.4%)	94.1%	40.2%

(1) For the six months ended August 31, 2009.
(2) For the twelve months ended.
(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in Net Asset Value Return and Market Value Return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	August 2009 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [1]
Net Asset Value Return – basic	7.8%	11.7%	23.0%	57.6%	18.3%
Net Asset Value Return – diluted	7.8%	11.7%	23.0%	54.2%	18.3%
Market Value Return	5.1%	3.9%	30.5%	65.0%	40.2%
S&P / TSX Composite Index [2]	3.1%	(3.8%)	12.7%	17.2%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to end of applicable fiscal period.

(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at August 31, 2009:

(in thousands, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,525,000 lbs	$ 267,566	$ 278,726
Uranium hexafluoride ("UF_6") [2]	1,842,230 KgU	$ 324,177	$ 256,587
		$ 591,743	$ 535,313
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.43	$ 50.45
- In United States dollars		$ 43.41	$ 46.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 175.97	$ 139.28
- In United States dollars		$ 161.39	$ 127.00

(1) The market values have been translated to Canadian dollars using the August 31, 2009 noon foreign exchange rate of 1.0967.

(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.

(3) The cost of the portfolio excludes transaction fees incurred since the Company's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's unaudited interim and audited annual financial statements.

Net Asset Value per Share

	August 2009 (1)	February 2009 (2)	February 2008 (2)	February 2007 (2)	February 2006 (3)
Net Asset Value per Share – Basic:					
Net asset value per share, beginning of period (3)	$ 7.49	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations (4):					
Total revenue	$ 0.02	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.03)	$ (0.08)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.11	$ 0.27	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (0.91)	$ (1.83)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (0.80)	$ (1.58)	$ (2.91)	$ 6.27	$ 0.73
Net asset value per share, end of period (4)	$ 6.75	$ 7.49	$ 8.96	$ 11.95	$ 5.69
Net Asset Value per Share – Diluted:					
Net asset value per share, beginning of period (4)	$ 7.49	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations (4):					
Total revenue	$ 0.02	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.03)	$ (0.08)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.11	$ 0.27	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (0.91)	$ (1.83)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (0.80)	$ (1.58)	$ (2.91)	$ 6.00	$ 0.73
Net asset value per share, end of period (4)	$ 6.75	$ 7.49	$ 8.96	$ 11.43	$ 5.69

(1) For the six months ended August 31, 2009.

(2) For the twelve months ended.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

(in millions, except for ratios and TSX market prices)	August 2009 (1)	February 2009 (2)	February 2008 (2)	February 2007 (2)	February 2006 (3)
Total net assets, end of period	$ 578.6	$ 541.4	$ 582.5	$ 579.4	$ 175.0
Average net asset value for the period	$ 569.7	$ 585.1	$ 708.5	$ 336.6	$ 116.0
Number of common shares outstanding	85.7	72.3	65.0	48.5	30.8
Management expense ratio (4)					
Total expenses before taxes (5)	0.41%	0.79%	1.01%	1.11%	2.45%
Income tax provision/(recovery)	(1.56%)	(3.32%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–	–
Trading expense ratio (6)	0.15%	0.22%	0.32%	0.73%	1.75%
Closing TSX market price per common share	$ 6.50	$ 6.05	$ 11.55	$ 14.15	$ 7.29

(1) For the six months ended August 31, 2009.

(2) For the twelve months ended.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(5) Transaction costs are excluded from total expenses in calculating the management expense ratio. These costs are included in the trading expense ratio calculation.

(6) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF NET ASSETS (Unaudited)

(in thousands of Canadian dollars, except per share amounts)	August 31, 2009	February 28, 2009
Assets		
Investments at market value (at cost: August-$591,743; February-$534,031)	$535,313	$549,128
Cash and cash equivalents	41,811	1,057
Sundry receivables and other assets	745	878
Future income taxes (note 3)	14,583	13,084
	$592,452	$564,147
Liabilities		
Accounts payable and accrued liabilities	1,216	1,399
Income taxes payable	155	108
Future income taxes (note 3)	12,468	21,243
Net assets	$578,613	$541,397
Net assets represented by		
Common shares (note 4)	$653,841	$553,576
Contributed surplus	2,481	2,481
Retained earnings (deficit)	(77,709)	(14,660)
	$578,613	$541,397
Common shares		
Issued and outstanding (note 4)	85,697,341	72,328,591
Net asset value per common share		
Basic and diluted	$ 6.75	$ 7.49

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands of Canadian dollars, except per share amounts)	Six Months Ended August 31, 2009	Six Months Ended August 31, 2008
Income		
Interest	$ 25	$ 165
Income from investment lending (note 6)	1,937	2,425
Unrealized losses on investments	(71,527)	(26,819)
	(69,565)	(24,229)
Operating expenses		
Transaction fees (note 5)	866	1,290
Management fees (note 5)	764	805
Storage fees	862	637
Audit fees	22	23
Directors fees	69	57
Legal and other professional fees	13	10
Shareholder information and other compliance	110	135
General office and miscellaneous	142	204
Foreign exchange loss (gain)	(504)	1,120
	2,344	4,281
Decrease in net assets from operations before taxes	(71,909)	(28,510)
Income tax recovery (note 3)	(8,860)	(4,430)
Decrease in net assets from operations after taxes	(63,049)	(24,080)
Opening retained earnings (deficit)	(14,660)	98,857
Closing retained earnings (deficit)	(77,709)	74,777
Decrease in net assets from operations after taxes per common share		
Basic and diluted	$ (0.80)	$ (0.34)
Weighted average common shares outstanding		
Basic and diluted	79,012,966	71,712,154

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS (Unaudited)

(in thousands of Canadian dollars)	Six Months Ended August 31, 2009	Six Months Ended August 31, 2008
Net assets at beginning of period	$ 541,397	$ 582,545
Net proceeds from issue of shares after tax (note 4)	100,265	72,312
Decrease in net assets from operations after taxes	(63,049)	(24,080)
Net assets at end of period	$ 578,613	$ 630,777

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands of Canadian dollars)	Six Months Ended August 31, 2009	Six Months Ended August 31, 2008
Operating Activities		
Decrease in net assets from operations after taxes	$ (63,049)	$ (24,080)
Adjustments for non-cash items:		
Unrealized losses on investments	71,527	26,819
Future income tax recovery (note 3)	(8,909)	(4,446)
Changes in non-cash working capital:		
Change in sundry receivables and other assets	133	310
Change in accounts payable and accrued liabilities	(183)	164
Change in income taxes payable	47	(331)
Net cash used in operating activities	(434)	(1,564)
Investing Activities		
Purchases of uranium investments	(57,712)	(83,085)
Net cash used in investing activities	(57,712)	(83,085)
Financing Activities		
Share issues net of issue costs (note 4)	98,900	71,304
Net cash generated by financing activities	98,900	71,304
Increase (decrease) in cash and cash equivalents	40,754	(13,345)
Cash and cash equivalents – beginning of period	1,057	13,687
Cash and cash equivalents - end of period	$ 41,811	$ 342

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT AUGUST 31, 2009 (Unaudited)

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,525,000 lbs	$ 267,566	$ 278,726
Uranium hexafluoride ("UF_6") [2]	1,842,230 KgU	$ 324,177	$ 256,587
		$ 591,743	$ 535,313
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.43	$ 50.45
- In United States dollars		$ 43.41	$ 46.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 175.97	$ 139.28
- In United States dollars		$ 161.39	$ 127.00

(1) The market values have been translated to Canadian dollars using the August 31, 2009 noon foreign exchange rate of 1.0967.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The cost of the portfolio excludes transaction fees incurred since the Company's inception in March 2005.

The accompanying notes are an integral part of these financial statements.

(Expressed in Canadian dollars, unless otherwise noted)

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp" or the "Company") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2009.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended August 31, 2009 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2009.

Accounting Standards Issued but not yet Adopted

a) International Financial Reporting Standards ("IFRS") – the CICA plans to converge Canadian GAAP with IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the transition to IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp is not a mutual fund trust, making it subject to income tax on its taxable income. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. A reconciliation of the combined Canadian federal and Ontario provincial income tax rate to Uranium Corp's effective rate of income tax is as follows:

(in thousands)	Six Months Ended August 31, 2009	August 31, 2008
Decrease in net assets from operations before income taxes	$ (71,909)	$ (28,510)
Combined federal and Ontario provincial income tax rate	32.83%	33.42%
Computed income tax recovery	(23,608)	(9,528)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	12,477	4,361
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	1,363	712
Tax losses not benefited	606	–
Operating loss carry-back	–	(23)
Other	302	48
Recovery of income taxes	$ (8,860)	$ (4,430)
Recovery of income taxes comprised of:		
Current tax expense	$ 49	$ 16
Future tax recovery	(8,909)	(4,446)
	$ (8,860)	$ (4,430)

The components of the Company's future tax balances are as follows:

(in thousands)	August 31, 2009	February 28, 2009
Future tax assets:		
Tax benefit of share issue costs	$ 3,941	$ 3,511
Tax benefit of loss carryforwards	7,373	6,304
Unrealized loss on investments	5,528	4,971
	16,842	14,786
Valuation allowance	(2,259)	(1,702)
Future tax assets	$ 14,583	$ 13,084
Future tax liabilities:		
Unrealized gain on investments	$ 13,571	$ 22,203
Tax benefit of loss carryforwards	(1,103)	(960)
Future tax liabilities	$ 12,468	$ 21,243

At August 31, 2009, Uranium Corp has unused tax losses in Canada of $29,832,000 which are scheduled to expire between 2026 and 2030.

4. COMMON SHARES

Uranium Corp is authorized to issue an unlimited number of common shares without par value. A continuity schedule of the issued and outstanding common shares and the associated dollar amounts is as follows:

(in thousands except common share balances)	Number of Common Shares		Amount
Balance at February 28, 2009	72,328,591	$	553,576
Common share financings			
Gross proceeds on new issues	13,368,750		103,608
Issue costs	–		(4,708)
Tax effect of issue costs	–		1,365
Balance at August 31, 2009	85,697,341	$	653,841

Common share financings

In May 2009, Uranium Corp issued 13,368,750 shares at $7.75 per share for total gross proceeds of $103,608,000.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager during the six months ended:

(in thousands of Canadian dollars)	August 31, 2009	August 31, 2008
Fees incurred with the Manager:		
Management fees	764	805
Equity financing fees [1]	200	200
Transaction fees – uranium purchase commissions	866	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	3	–
Total fees incurred with the Manager	$ 1,861	$ 2,288

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

As at August 31, 2009, accounts payable and accrued liabilities included $159,000 (August 31, 2008: $188,000) due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at August 31, 2009, the outstanding value of investments lent and collateral held is as follows:

(in thousands except quantity amounts)	Quantity of Measure	Market Value of Investments Lent	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 69,640	$ 93,075

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis. This agreement is due to expire on December 31, 2009 and the title to the UF_6 will be returned on that date.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of share capital and contributed surplus. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. Uranium purchases are normally funded through common share offerings with at least 85% of the gross proceeds of aggregate share offerings invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to a variety of financial instrument risks: credit risk, liquidity risk, price risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its uranium lending arrangements. The Company lends uranium exclusively to large organizations with strong credit ratings and ensures that adequate security is provided for any loaned uranium (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. Uranium Corp may generate cash from the lending or sale of uranium, or the sale of additional equity securities. The Company's current cash on hand is sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

The commitment disclosed in note 8 below is being funded by the common share offering that closed in May 2009.

Commodity Price Risk

Uranium Corp's net asset value is directly tied to the spot price of uranium published by Ux Consulting Company, LLC. In addition, the uranium loan fee fluctuates quarterly, following uranium spot price movements.

At August 31, 2009, a 10% increase (decrease) in the uranium spot price would have increased (decreased) the Company's net asset value by approximately $46,355,000.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated investments, cash and cash equivalents, receivables, and accounts payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. dollar relative to the Canadian dollar can significantly impact the valuation of uranium and the associated purchase prices from a Canadian dollar perspective. At August 31, 2009, a 10% increase (decrease) in the U.S. to Canadian dollar exchange rate would have increased (decreased) the Company's net asset value by approximately $46,355,000.

8. COMMITMENTS

At August 31, 2009, Uranium Corp was committed to purchase 120,000 KgU as UF_6 for US$15,600,000. This purchase was completed on September 30, 2009 and was funded using cash on hand.